Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

These key messages were made available on January 16, 2019 to certain members of Fiserv, Inc.’s management and investor relations department.

Key Messages

Direct all media inquiries to Britt Zarling, VP, Corporate Communications, +1 414-526-3107, britt.zarling@Fiserv.com

Direct all investor inquiries to Tiffany Willis, VP, Investor Relations, +1 678-375-4643, tiffany.willis@Fiserv.com

Target Audience: Fiserv Executive Committee, Operating Committee, Senior Leaders, Client-Facing Associates and similar audiences on the First Data team.

Fiserv to Combine with First Data to Create Global Leader in Payments and FinTech

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On January 16, 2019, we announced that Fiserv has agreed to acquire First Data in an all-stock transaction, uniting two premier companies to create one of the world’s leading payments and financial technology providers and an enhanced value proposition for its clients.

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Under the terms of the agreement, First Data stockholders will receive a fixed exchange ratio of 0.303 Fiserv shares for each share of First Data common stock they own for an equity value of $22 billion. This represents $22.74 per share, or a premium of 29%, based on the five-day volume weighted average price of Fiserv stock as of January 15, 2019.

•	Like Fiserv, First Data is a client-focused, global company providing best-in-class technology solutions that help merchants and financial institutions grow their businesses.

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Fiserv has long admired First Data for its industry-leading capabilities in merchant acquiring and global issuing services, which complement our existing business and enable an enhanced value proposition for our clients and their customers. With First Data, we will increase our scale and expand our global reach and presence, as well as provide clients with an expanded set of capabilities.

•	This combination will create a differentiated financial services platform and enable greater optionality to serve all clients with excellence in the evolving payments landscape.

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This transformative combination will advance our ability to redefine the way people and institutions move and manage their money, creating exciting benefits for our clients and associates.

•	With this transaction, we will be better positioned to offer a broader suite of high-value client solutions with an even more extensive range of end-to-end capabilities.

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In addition, we will have one of the largest and broadest merchant services platforms in the world, including deep experience in partnering with financial institutions, comprehensive distribution channels and capabilities such as e-commerce, integrated payments and cloud-based, point-of-sale-solutions.

•	Fiserv will also meaningfully expand its issuer processing capabilities across credit, debit, risk and network services.

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We will create a five-year investment program aimed at continued innovation in new and existing technologies, including data-focused solutions, digital enablement, risk management, and enriched billing and commerce to create additional differentiation.

The transaction is subject to customary closing conditions and regulatory approvals and is expected to close during the second half of 2019.

•	There are many reasons to be excited about this announcement, yet until the transaction closes, Fiserv and First Data will continue to operate as independent companies.

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Our teams have strong track records of successfully integrating companies and, when the time comes, we will apply our collective experience to successfully integrate Fiserv and First Data, as we each maintain a focus on serving clients with excellence.

•	Following the close of the transaction, Fiserv shareholders will own approximately 57.5% of the combined company, and First Data stockholders will own approximately 42.5%, on a fully diluted basis.

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The combined company will maintain the Fiserv name and brand and be headquartered in Wisconsin, as well as maintain a principle executive office in New York. We remain committed to numerous communities in which we operate around the world.

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Fiserv President and CEO Jeff Yabuki will serve as Chief Executive Officer and Chairman of the board of the combined company and Frank Bisignano, First Data Chairman and Chief Executive Officer, will become President and Chief Operating Officer, and will serve as a director on the board of the combined company.

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Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a

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rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.

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